Filed by NACCO Industries, Inc. pursuant to
Rule 425 promulgated under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
promulgated under the Securities Act of 1934

Subject Company: Applica Incorporated
Commission File No.: 1-10177
     The following is a letter sent by Mr. Alfred M. Rankin, Jr., Chairman, President and Chief Executive Officer of NACCO Industries, Inc. to the employees of Hamilton Beach/Proctor-Silex in connection with the proposed spin off of by NACCO Industries, Inc. of its Hamilton Beach/Proctor Silex business to NACCO Industries, Inc.’s stockholders and subsequent merger of Applica Incorporated with and into Hamilton Beach/Proctor Silex.
July 24, 2006
I am writing to you this morning to give you some very important and exciting news about the future of our company.
This morning, we announced plans to spin off Hamilton Beach/Proctor-Silex and then immediately merge Applica Incorporated into Hamilton Beach/Proctor-Silex to create an independent public company named Hamilton Beach, Inc. A copy of the news release announcing this proposed transaction was attached to a separate letter you should have already received from Michael Morecroft.
First, I would like to say that I believe this proposed transaction represents a great opportunity for Hamilton Beach/Proctor-Silex and all of its stakeholders. We believe the combination with Applica makes sense for several reasons:
•	With estimated annual sales of approximately $1.1 billion, we expect that, upon closing of the merger, Hamilton Beach, Inc. will be the largest U.S. public company focused on the small electric household appliance industry.

•	The proposed combination will create a business with a broad portfolio of products that includes some of the most recognized and respected brands in the industry along with a history of strong retailer relationships.

•	Hamilton Beach, Inc. is expected to have the enhanced scale, improved competitive position, increased capital structure flexibility and international presence needed to compete in a consolidating and highly competitive marketplace.
Second, I believe that the transaction will also be very positive for you, our employees. As part of a large, independent, dynamic public company, you will become part of a more competitive company, with greater economies of scale and higher profit enhancement and growth potential, offering the opportunity to gain valuable experience and compelling opportunities for personal growth, development and advancement.
This transaction does not include the Kitchen Collection (“KCI”) retail business. Certainly, there are some important connections between KCI and Hamilton Beach/Proctor-Silex, and it is important that this successful relationship continue. It is anticipated that there will be no changes to the working business relationship, while other back office services now provided by Hamilton Beach/Proctor-Silex to KCI will be transitioned to NACCO or KCI.
While we expect a number of changes to occur over the coming months, in other ways you can expect some very important consistency. Michael Morecroft will be the President and CEO of Hamilton Beach, Inc., and will be supported by Hamilton Beach/Proctor-Silex’s core management team and reinforced by Applica personnel. The Hamilton Beach/Proctor-Silex team is an experienced group with a proven track record of improving operations and generating significant improvements in cash flow and I have every confidence in them. I will be the Non-executive Chairman of the Board of Directors and, as such, will continue to be involved as we move forward. The combined company will be headquartered in Richmond.
I want to thank all of you for your hard work in making this company what it is today. Without your hard work to strengthen Hamilton Beach/Proctor-Silex’s performance, we would not have been able to make this transaction happen. It is important to note that today’s announcement is just the first step in the process. Until the transaction closes, Hamilton Beach/Proctor-Silex remains separate from Applica and each company will continue to operate independently. Also, upon completion of the transaction, NACCO will continue to provide a wide range of services and support to Hamilton Beach, Inc. while the company builds its own internal functions and capabilities.
If you have questions, you may want to visit a special website we have set up to provide more detailed information. That website is accessible via the Hamilton Beach/Proctor-Silex home page at www.hamiltonbeach.com. I believe you will receive directions for further information on your Hamilton Beach/Procter-Silex intranet site as well.
Finally, I want to thank you for your continued hard work. Your diligence helped create the value in the company that made this transaction possible. You should be very proud of your efforts.
We will keep you informed as the transaction progresses, and I look forward to working with you before, during and after we transition into this exciting, new structure.
Sincerely,
Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer
NACCO Industries, Inc.

* Investors and security holders are urged to read the registration statement on Form S-4 and the proxy statement/prospectus/information statement included within the registration statement on Form S-4 when it becomes available and any other relevant documents to be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction because they will contain important information about HB-PS Holding Company, Inc. (“Hamilton Beach/Proctor-Silex”), Applica Incorporated and NACCO Industries, Inc. and the proposed transaction. Investors and security holders may obtain free copies of these documents when they become available through the website maintained by the SEC at www.sec.gov. In addition, the documents filed with the SEC by Applica Incorporated may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations ((954) 883-1000), or from Applica Incorporated’s website at www.applicainc.com. The documents filed with the SEC by Hamilton Beach/Proctor-Silex, may be obtained free of charge by directing such requests to HB-PS Holding Company, Inc., 4421 Waterfront Drive, Glen Allen, Virginia 23060, Attention: Investor Relations ((804) 527-7166), or from Hamilton Beach/Proctor-Silex’s website at www.hamiltonbeach.com. The documents filed with the SEC by NACCO Industries, Inc. may be obtained free of charge by directing such requests to NACCO Industries, Inc., 5875 Landerbrook Drive, Cleveland, Ohio 44124, Attention: Investor Relations ((440) 449-9669), or from NACCO Industries, Inc.’s website at www.nacco.com. Applica Incorporated, Hamilton Beach/Proctor-Silex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Applica Incorporated stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the registration statement on Form S-4 and proxy statement/prospectus/information statement included within the registration statement on Form S-4. In addition, information about Applica Incorporated’s directors, executive officers and members of management is contained in Applica Incorporated’s most recent proxy statement, which is available on Applica Incorporated’s website and at www.sec.gov. Additional information regarding the interests of such potential participants will be included in the registration statement on Form S-4, the proxy statement/prospectus/information statement contained therein and other relevant documents filed with the SEC.
Attachment: Joint press release of NACCO and Applica, dated July 24, 2006 (previously filed)
     The statements contained in this filing that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. NACCO, Hamilton Beach/Proctor-Silex and Applica undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Among the factors that could cause plans, actions and results to differ materially from current expectations are, without limitation: (1) the ability to obtain governmental approvals of the proposed spin-off and merger on the proposed terms and schedule, (2) the failure to obtain approval of the merger from Applica stockholders, (3) the ability of the two businesses to be integrated successfully, (4) the ability of the new company to fully realize the cost savings and any synergies from the proposed transaction within the proposed time frame, (5) disruption from the spin-off and merger making it more difficult to maintain relationships with customers, employees or suppliers, (6) the failure to obtain New York Stock Exchange approval for the listing of Hamilton Beach, Inc.’s Class A common stock, (7) customer acceptance of the new combined entity, (8) changes in the sales prices, product mix or levels of consumer purchases of kitchenware and small electric household appliances, (9) bankruptcy of or loss of major retail customers or suppliers, (10) changes in costs, including transportation costs, of raw materials, key component parts or sourced products, (11) delays in delivery or the unavailability of raw materials, key component parts or sourced products, (12) changes in suppliers, (13) exchange rate fluctuations, changes in the foreign import tariffs and monetary policies, and other changes in the regulatory climate in the foreign countries in which NACCO, Hamilton Beach/Proctor-Silex and Applica buy, operate and/or sell products, (14) product liability, regulatory actions or other litigation, warranty claims or returns of products, (15) customer acceptance of changes in costs of, or delays in the development of new products, (16) delays in or increased costs of restructuring programs, (17) increased competition, including consolidation within the industry; as well as other risks and uncertainties detailed from time to time in NACCO’s and Applica’s respective Securities and Exchange Commission filings.